UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_________________________

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

LLOYDS BANKING GROUP PLC

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Lloyds Banking Group plc 7.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2023 (ISIN XS1043552188 and Common Code 104355218)

(Title and CUSIP No. of Class of Securities)

_________________________

 Lloyds Banking Group plc
25 Gresham Street
London EC2V 7HN
United Kingdom
011-44-207-626-1500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

 Kelvina Smith
Chief Legal Officer

Lloyds Securities Inc.

and

Deputy Chief Legal Officer, North America

Lloyds Bank Corporate Markets plc

1095 Avenue of the Americas

New York, NY 10036

212-930-5047

(Name, Address and Telephone Number of Agent for Service)

Copies to:

Connie Milonakis Davis Polk & Wardwell London LLP 5 Aldermanbury Square London EC2V 7HR United Kingdom Tel. No.: +44-20-7418-1327	Diana Billik Allen & Overy LLP 52 avenue Hoche CS 90005 75379 Paris Cedex 08, France Tel. No.: +33 (0)1 40 06 5400
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This tender offer statement on Schedule TO (this “Schedule TO”) is being filed pursuant to Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the following transactions (the “Offer”) by Lloyds Banking Group plc (the “Offeror” or “LBG”):

The Offeror is offering to purchase for cash, on the terms and conditions described in the offer to purchase dated September 12, 2022 (the “Offer to Purchase”), any and all of the outstanding 7.625% Fixed Rate Reset Additional Tier 1 Perpetual Subordinated Contingent Convertible Securities Callable 2023 issued by the Offeror (the “Securities”).

Item 1. Summary Term Sheet

The information set forth in the Offer to Purchase in the section entitled “Summary Terms of the Offer” is incorporated by reference herein.

Item 2. Subject Company Information

(a) Name and Address. The name of the subject company and Offeror is Lloyds Banking Group plc. The principal office of the Offeror is located at 25 Gresham Street, London EC2V 7HN, United Kingdom. The telephone number of the Offeror is 011-44-207-626-1500.

(b) Securities. The subject securities are the Securities. As of September 12, 2022, £1,059,632,000 of the Securities were outstanding.

(c) Trading Market and Price. The information set forth in the Offer to Purchase in the section entitled “Market Information and Dividend Policy—Securities” is incorporated by reference herein.

Item 3. Identity and Background of Filing Person

(a) Name and address. LBG is the filing person. LBG’s address and telephone number are set forth in Item 2(a) above.

As required by General Instruction C to Schedule TO, the following persons are the directors of LBG:

Name	Title	Director Since
Charlie Nunn	Executive Director, Group Chief Executive	August 16, 2021
William Chalmers	Executive Director, Chief Financial Officer	August 1, 2019
Robin Budenberg	Chair	October 1, 2020
Alan Dickinson	Deputy Chair and Senior Independent Director	September 8, 2014
Sarah Legg	Independent Director	December 1, 2019
Lord Lupton	Independent Director	June 1, 2017
Amanda Mackenzie	Independent Director	October 1, 2018
Harmeen Mehta	Independent Director	November 1, 2021
Scott Wheway	Independent Director	August 1, 2022
Catherine Woods	Independent Director	March 1, 2020

As required by General Instruction C to Schedule TO, the following persons are the executive officers of LBG:

Name	Title
Charlie Nunn	Executive Director and Group Chief Executive
William Chalmers	Executive Director and Chief Financial Officer
Jas Singh	Group Director, Consumer Lending
Jo Harris	Group Director, Consumer Relationships (Interim) and Group Director, Mass Affluent
Antonio Lorenzo	Chief Executive, Scottish Widows and Group Director, Insurance, Pensions & Investments
Elyn Corfield	Chief Executive Officer, Business & Commercial Banking
John Winter	Chief Executive Officer, Corporate & Institutional Banking
Janet Pope	Group Chief of Staff and Group Director, Sustainable Business
Andrew Walton	Group Corporate Affairs Director
Stephen Shelley	Chief Risk Officer
Sharon Doherty	Group Chief People and Places Officer
David Oldfield	Chief Executive Officer, Commercial Banking and Interim Group Chief Operating Officer

No single person or group of persons controls LBG.

The business address and telephone number of each of the above directors and executive officers of LBG is c/o Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, United Kingdom, telephone number 011-44-207-626-1500.

Item 4. Terms of the Transaction

(a) Material Terms. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer,” “The Offer” and “Taxation Considerations” is incorporated by reference herein.

(1)	Tender Offers.

(i)	The total number and class of securities sought in the offer. The information set forth in the Offer to Purchase on the front cover page and in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ii)	The type and amount of consideration offered to security holders. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iii)	The scheduled expiration date. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(iv)	Whether a subsequent offering period will be available, if the transaction is a third-party tender offer. Not applicable.

(v)	Whether the offer may be extended, and if so, how it could be extended. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vi)	The dates before and after which security holders may withdraw securities tendered in the offer. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(vii)	The procedures for tendering and withdrawing securities. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(viii)	The manner in which securities will be accepted for payment. The information set forth in the Offer to Purchase in the sections entitled “Summary Terms of the Offer” and “The Offer” is incorporated by reference herein.

(ix)	If the offer is for less than all securities of a class, the periods for accepting securities on a pro rata basis and the offeror’s present intentions in the event that the offer is oversubscribed. Not applicable.

(x)	An explanation of any material differences in the rights of security holders as a result of the transaction, if material. Not applicable.

(xi)	A brief statement as to the accounting treatment of the transaction, if material. Not applicable.

(xii)	The federal income tax consequences of the transaction, if material. The information set forth in the Offer to Purchase in the section entitled “Taxation Considerations―Material U.S. Federal Income Tax Considerations” is incorporated by reference herein.

(2)	Mergers or Similar Transactions. Not applicable.

(b) Purchases. To LBG’s knowledge based on reasonable inquiry, no Securities are owned by any officer, director or affiliate of LBG, and therefore, no Securities will be purchased from any officer, director or affiliate of LBG in connection with the Offer.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

(a) Agreements involving the subject company’s securities. LBG has entered into the Trust Deed dated April 1, 2014 between LBG and BNY Mellon Corporate Trustee Services Limited and the Supplemental Trust Deed dated December 7, 2020 between LBG and BNY Mellon Corporate Trustee Services Limited (each of which is filed as an exhibit to this Schedule TO) relating to the Securities.

Item 6. Purposes of the Transaction and Plans or Proposals.

(a) Purposes of the transaction. The information set forth in the Offer to Purchase in the sections entitled “Rationale of the Offer” and “The Offer—Purpose of the Offer” are incorporated by reference herein.

(b) Use of securities acquired. The Securities purchased pursuant to the Offer will be canceled following settlement of the Offer.

(c) Plans. There are no plans, proposals or negotiations that relate to or would result in any of the effects or circumstances described in Items (1), (2), (3), (4), (5), (6), (7), (8), (9) or (10) of Item 1006(c) of Regulation M-A.

Item 7. Source and Amount of Funds or Other Consideration.

(a) Source of Funds. LBG will use cash on hand to pay the purchase price, any accrued interest and other expenses associated with the Offer.

(b) Conditions. Not applicable.

(d) Borrowed Funds. Not applicable.

Item 8. Interest in Securities of the Subject Company.

(a)       Securities Ownership. None of LBG, its affiliates, its directors or executive officers owns any Securities.

(b)       Securities Transactions. None of LBG, its affiliates, its directors or executive officers has purchased any Securities for its or their own account.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information in the Offer to Purchase under the headings “Summary Terms of the Offer,” “The Offer—Dealer Managers and Tender Agent” and “The Offer—Terms of the Offer—No Recommendation” is incorporated by reference herein.

Item 10. Financial Statements.

(a) Financial Information. The following financial statements and information are incorporated by reference herein:

•	LBG’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on February 28, 2022;

•	LBG’s report on Form 6-K filed with the SEC on July 27, 2022 announcing its interim report, which includes the unaudited consolidated half-year results for the half-year ended June 30, 2022; and

•	LBG’s report on Form 6-K filed with the SEC on July 27, 2022 disclosing LBG’s capitalization as of June 30, 2022.

Copies of the financial statements incorporated by reference herein pursuant to this Item 10 can be obtained as provided in the Offer to Purchase under the heading “Incorporation of Information by Reference.”

(b) Pro Forma Information. Not applicable.

Item 11. Additional Information

(a) Agreements, regulatory requirements and legal proceedings.

(1)	None.
(2)	The Offeror is required to comply with U.S. federal and state securities laws and tender offer rules in connection with the Offer.
(3)	Not applicable.
(4)	Not applicable.
(5)	None.

(b) Other material information. The information set forth in the Offer to Purchase is incorporated by reference herein.

Item 12.a. Exhibits.

The following are included as exhibits to this Schedule TO:

Number	Description
(a)(1)	Offer to Purchase, dated September 12, 2022.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release.
(b)	Not applicable.
(d)(1)	Trust Deed dated April 1, 2014 between LBG and BNY Mellon Corporate Trustee Services Limited
(d)(2)	Supplemental Trust Deed dated December 7, 2020 between LBG and BNY Mellon Corporate Trustee Services Limited
(g)	Not applicable.
(h)	Not applicable.

Item 12.b. Filing Fees

Filing Fee Exhibit*

*Filed herewith.

Item 13. Information Required by Schedule 13E-3.

Not applicable.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: September 12, 2022

LLOYDS BANKING GROUP PLC

By:	/s/ Claire-Elizabeth Padley
	Name:	Claire-Elizabeth Padley
	Title:	Non Bank Entities Treasurer & Head of Capital and Recovery and Resolution